Exhibit (a)(1)(vi)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated October 19, 2020 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

MYOKARDIA, INC.

at

$225.00 Net Per Share

by

GOTHAM MERGER SUB INC.
a wholly owned subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
Gotham Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of MyoKardia, Inc., a Delaware corporation (“MyoKardia”), at a purchase price of $225.00 per Share, net to the seller in cash, without interest (the “Offer Price”), and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 3, 2020 (the “Merger Agreement”), by and among MyoKardia, Parent and Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT MIDNIGHT (NEW YORK CITY TIME), ONE MINUTE AFTER 11:59 P.M. NEW YORK CITY TIME, ON NOVEMBER 16, 2020, UNLESS THE
OFFER IS EXTENDED OR EARLIER TERMINATED.
The Merger Agreement provides, among other things, that as soon as practicable following (but in any event on the same date as) acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in any event no later than one business day following the satisfaction or waiver of such conditions, Purchaser will merge with and into MyoKardia (the “Merger”), with MyoKardia continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares held by MyoKardia, any of its subsidiaries, Parent, Purchaser or any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement” of the Offer to Purchase.
If the Offer is consummated, Purchaser does not anticipate seeking the approval of MyoKardia’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of MyoKardia stockholders, in accordance with Section 251(h) of the DGCL.
The board of directors of MyoKardia (the “MyoKardia Board”), at a meeting duly called and held, unanimously adopted resolutions (a) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable, fair to and in the best interests of MyoKardia and its stockholders, (b) authorizing and approving the execution, delivery and performance by MyoKardia of the Merger Agreement and the consummation by MyoKardia of the Transactions, (c) resolving that the Merger will be effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Offer Acceptance Time and (d) recommending that MyoKardia’s stockholders accept the Offer and tender their Shares in the Offer. MyoKardia has been advised that all of its directors and executive officers intend to tender all of their transferrable Shares pursuant to the Offer.
On the date of the Offer to Purchase, MyoKardia will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to MyoKardia stockholders with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the MyoKardia Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.
Purchaser will not be required to consummate the Offer if any of the following conditions, among other conditions, exist or have occurred and are continuing at the scheduled Expiration Time (as defined below) of the Offer: (a) the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by Parent or Purchaser, does not represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”); (b) any restraint is in effect enjoining, making illegal or otherwise prohibiting consummation of the Offer or the Merger (the “Restraints Condition”); (c) there is an action instituted or pending by a governmental authority of competent jurisdiction seeking any judgment (i) to prevent, prohibit or make illegal the consummation of the Offer or the Merger, (ii) to prohibit Parent’s ability to vote, transfer, receive dividends or otherwise exercise full rights of ownership with respect to the stock of MyoKardia or (iii) in connection with the Offer or the Merger, to prohibit, limit, restrain or impair in any material respect Parent’s ability to own, control, direct, manage, or operate or to retain or change any material portion of the assets, licenses, operations, rights, product lines, businesses or interests therein of MyoKardia or its subsidiaries or any of the material assets, licenses, operations, rights, product lines, businesses or interests therein of Parent or its subsidiaries (other than, in each case, a Divestiture Action (as defined in the Offer to Purchase) required to be taken by Parent and Purchaser pursuant to the Merger Agreement) (the “Actions Condition”); (d) the waiting period (and any extension thereof) applicable to the consummation of the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder has neither expired nor has early termination thereof been granted or there is in effect any voluntary agreement between Parent, Purchaser or MyoKardia and the Federal Trade Commission or the Department of Justice pursuant to which Parent, Purchaser or MyoKardia will not consummate the Merger for any period of time (the “Governmental Consents Condition”); (e) there is an inaccuracy in the representations and warranties made by MyoKardia in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement; (f) MyoKardia has not complied with or performed in all material respects its obligations required to be complied with or performed by it prior to the scheduled Expiration Time under the Merger Agreement; and (g) since the date of the Merger Agreement there has been a Material Adverse Effect (as defined in the Offer to Purchase) that is continuing as of the scheduled Expiration Time. These and other conditions to the Offer (the “Offer Conditions”) are described in Sections 15 and 16 of the Offer to Purchase.
To the extent permitted by law, Purchaser also expressly reserves the exclusive right to (a) increase the Offer Price, (b) waive any of the Offer Conditions other than the Minimum Condition, the Termination Condition (as defined in the Offer to Purchase), the Restraints Condition or the Governmental Consents Condition and (c) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided that MyoKardia’s consent is required for Purchaser to (i) except in connection with a stock split, recapitalization or other like change with respect to the Shares, decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any conditions to the Offer other than the Offer Conditions, (v) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares, (vi) amend, modify or waive the Minimum Condition, the Termination Condition, the Restraints Condition or the Governmental Consents Condition, (vii) extend or otherwise change the expiration date of the Offer, except as described under “—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” of the Offer to Purchase or (viii) otherwise amend, modify or supplement any of the other terms of the Offer in any manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares.
Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn at or prior to midnight (New York City time), one minute after 11:59 p.m. New York City time, on November 16, 2020 (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with the Merger Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).
Pursuant to the terms of the Merger Agreement, if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived by Parent and Purchaser (to the extent such waiver is permitted under the Merger Agreement and applicable law), then (a) Purchaser may, in its sole discretion (and without the consent of MyoKardia or any other person) and (b) upon MyoKardia’s written request, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of up to ten business days each (each such increment to end at 5:00 p.m., New York City time, on the last business day of such increment) in order to permit the satisfaction of such Offer Condition(s); provided, however, that (i) Purchaser will not be required to extend the Offer to a date later than March 3, 2021 (but if as of five business days prior to such date, any of (A) the Restraints Condition (if the restraint relates to an antitrust law), (B) the Actions Conditions (if the action relates to an antitrust law) and (C) the Governmental Consents Condition has not been satisfied or waived (to the extent permitted by the Merger Agreement and applicable law), then Parent or MyoKardia may extend such date to April 2, 2021 (March 3, 2021, or as such date may be so extended, the “Outside Date”)) and Purchaser will not be permitted to extend the offer to a date later than the Outside Date without the prior written consent of MyoKardia and (ii) if at any then scheduled expiration of the Offer, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived (to the extent permitted by the Merger Agreement and applicable law) and the Minimum Condition has not been satisfied, Purchaser will not be required to (and Parent will not be required to cause Purchaser to) extend the Offer for more than three additional consecutive increments of ten business days (or such shorter periods as may be agreed to by MyoKardia and Purchaser). Purchaser will extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or The NASDAQ Global Select Market or its staff. See “The Offer—Section 1—Terms of the Offer” of the Offer to Purchase.
Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.
In order to take advantage of the Offer, you must either (a) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Equiniti Trust Company, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your

Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.
Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. However, you may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time as explained below.
For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.
Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.
In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed summary of the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
MyoKardia has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on MyoKardia’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
The Information Agent for the Offer is:

1407 Broadway
New York, New York
10018(212) 929-5500
or
Call Toll-Free 1-800-322-2885
Email: tenderoffer@mackenziepartners.com
October 19, 2020